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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Intrado Inc.

(Name of Issuer)

Common Shares, $.001 Par Value

(Title of Class of Securities)

46117A100

(CUSIP Number)

David K. Robbins, Esq.
Bingham McCutchen LLP
355 South Grand Avenue, Suite 4400
Los Angeles, CA 90071
(213) 680-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 3, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

INTRODUCTION
This statement amends the amended Schedule 13D (the “Amended Schedule 13D”) filed on May 26, 2005, and as amended on June 24, 2005 and September 1, 2005, by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), and Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners” and, collectively with SAVF and the General Partner, the “Reporting Persons”) with respect to Common Shares, $.001 par value per share (“Common Shares”), of Intrado Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 4 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Amended Schedule 13D.
1. ITEM 4 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:
ITEM 4. Purpose of the Transaction.
On October 3, 2005, Michael J. McConnell, on behalf of SAVF, sent a letter to Mr. Stephen O. James, the Company’s lead director, which letter is attached hereto as Exhibit 8 and is incorporated herein by reference.

2. ITEM 7 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:
ITEM 7. Material to be Filed as Exhibits.

Document

Exhibit 8	—	Letter, dated October 3, 2005, from Michael J. McConnell, on behalf of Shamrock Activist Value Fund, L.P., to Stephen O. James, lead director of Intrado Inc.

Exhibit 9	—	Joint Filing Agreement, dated May 26, 2005, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Date: October 3, 2005

SHAMROCK ACTIVIST VALUE FUND, L.P.
By:	Shamrock Activist Value Fund GP, L.L.C., its
general partner
By:	Shamrock Partners Activist Value Fund, L.L.C.,
its managing member

By:	/s/ MICHAEL J. MCCONNELL
	Name:	Michael J. McConnell
	Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.
By:	Shamrock Partners Activist Value Fund, L.L.C.,
its managing member

By:	/s/ MICHAEL J. MCCONNELL
	Name:	Michael J. McConnell
	Title:	Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.
By:	/s/ MICHAEL J. MCCONNELL
	Name:	Michael J. McConnell
	Title:	Vice President

Exhibit Index

Document

Exhibit 8	—	Letter, dated October 3, 2005, from Michael J. McConnell, on behalf of Shamrock Activist Value Fund, L.P., to Stephen O. James, lead director of Intrado Inc.

Exhibit 9	—	Joint Filing Agreement, dated May 26, 2005, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.